United States securities and exchange commission logo





                               July 12, 2023

       J. Adam Guo
       Chief Executive Officer
       Emo Capital, Corp.
       10409 Pacific Palisades Ave.
       Las Vegas, Nevada 89144

                                                        Re: Emo Capital, Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 15, 2023
                                                            File No. 024-12282

       Dear J. Adam Guo:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed June 15, 2023

       Cover Page

   1. Please revise to include the full mailing address of the issuer's principal executive offices, telephone number,
website address (if applicable), and the date of the offering circular as required by Items 1(b)
and 1(c) of Part II of Form 1-A.
   2. Please revise to include a cross-reference to the section where the disclosure required by
                                                        Item 14 of Part II of
this Form 1-A has been provided. Refer to Item 1(d) of Part II of
                                                        Form 1-A.
       Summary, page 2

   3. We note your statement on pages 2 and 37 that the company is "dedicated to organic fertilizer and relevant
agriculture services" and that company management has recently decided to "expand" the
business to the cannabis nursery sector and that the company's
 J. Adam Guo
FirstName  LastNameJ. Adam Guo
Emo Capital,  Corp.
Comapany
July       NameEmo Capital, Corp.
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         principal product will be cannabis seedlings. Please revise to clarify whether you will continue to engage in the organic fertilizer business and other relevant agriculture services.
4. We note your disclosure on page 2 and throughout the offering circular that you will offer a diverse selection of "high-quality" strains of cannabis seedlings. In light of the regulatory status of the cannabis products you are currently pursuing, please revise your disclosure to provide the basis for this statement and clarify what constitutes "high-
         quality" strains for your product as compared to your competitors or remove such references. Please also revise to clarify the meaning of "cannabis seedlings" and such strains of seedlings the first time they are used in order to ensure that lay readers will understand the disclosure.
Use of Proceeds, page 22

5. We note your disclosure that the company intends to use the net proceeds from the offering for the payment of debt coverage. Please expand your disclosure of the debt coverage, where appropriate, and clarify whether the company has entered into any loan agreements, and if so, please include a summary of the material terms of such agreements.
         If material, please also file any such agreement as an exhibit, or in the alternative, please tell us why you believe that you are not required to file such agreements.
Management Discussion and Analysis of Financial Condition and Results of Operations, page 30

6. We note your disclosure that you expect the cost of revenue for your operations to be associated with the acquisition of and partnerships with industry participants. We also refer to your disclosure on page 6 that you expect continued net operating losses to increase "until [you] can consummate a business transaction with a profitable target."
         Please expand your disclosure here and elsewhere in the offering circular, where appropriate, to clarify the types of industry participants and provide the current status of any discussions or negotiations regarding any acquisition targets and/or partnerships.
         Please clarify whether you intend to use the net proceeds of this offering to acquire any target and/or enter into partnerships with industry participants, and if so, please revise your Use of Proceeds section accordingly.
7. We refer to your disclosure on page 30 that you may engage in cannabis strain research and technology development in the future. Please expand your disclosure here and in the
         Business section to discuss any research and development you have completed to date for your anticipated cannabis products.
Principal Products, Services, and Their Markets, page 37

8. Please expand your disclosure here and elsewhere in the offering circular to provide a fulsome explanation of your cannabis seedling product, including, but not limited to, the process from start to finish of how a seedling is created, cultivated, a description of the final product, the labor, climate, and the type of machinery and facilities needed to
 J. Adam Guo
FirstName  LastNameJ. Adam Guo
Emo Capital,  Corp.
Comapany
July       NameEmo Capital, Corp.
     12, 2023
July 12,
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FirstName LastName
         manufacture your product. We also note that all of the company's cannabis products are grown, manufactured and sold in California, where the company is based. Please also expand your disclosure relating to your targeted markets, including the jurisdictions and the types of customers.
Milestones and Budget, page 37

9. We note your disclosure of the company's plan of operation and milestones for the remainder of the fiscal year. Please revise to provide details of your milestones and the anticipated time frame for beginning and completing each milestone. Please explain how the company intends to meet each of the milestones if it cannot receive funding.
Competition for the Company's current operations, page 38

10. Please expand your disclosure to discuss your plans for a free-to-test membership and seedling supplying partnership in greater detail. Please also revise to identify any existing competitors in the cannabis seedling business and disclose whether any of your competitors are based in California and/or providing free-to-test memberships and seedling supply partnerships.
Growth Issues, page 38

11. We note your disclosure on page 38 that the company is seeking funding from the capital markets "to establish a first mover advantage" in the cannabis nursery seedling business. We also refer to your disclosure on page 38 relating to your competitors in the cannabis and hemp industries that have greater resources and market recognition that you
         do. Please reconcile these disclosures and clarify what you mean by establishing a "first mover advantage" in the cannabis seedling industry.
Federal Government Regulation, page 39

12. We refer to your disclosure on page 11 relating to the permits, licenses and approvals the company will need to obtain. Please discuss the types of permits, licenses and regulatory approvals the company will need to obtain and maintain, including the jurisdictions the company plans to license its products.
Directors and Executive Officers, page 42

13. We note your disclosure on page 39 that the company currently has no full-time employees and that its officers and directors volunteer to help with the development of the company's business. Please revise the table on page 42 to provide the information required by the last column of that table as specified by Item 10(a)(2) of Part II of Form 1-A.
Exhibits

14. Please provide a currently dated consent from your auditor. Please refer to Item 17(11) of
         Part III of Form 1-A.
 J. Adam Guo
Emo Capital, Corp.
July 12, 2023
Page 4
General

15. We note that your Subscription Agreement contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these provisions can discourage
       claims or limit investors    ability to bring a claim in a judicial
forum that they find
       favorable.
16. We note your disclosure on page 5 that you are not generating any revenues and assume that the company will remain a shell company. We also refer to your disclosure on page
       17 that the company is not currently classified as a "shell company" under Rule 405. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and do not appear to have any assets, including any cash and cash equivalents. Please reconcile your disclosures, prominently disclose on the cover page that you are a shell company, and add a risk factor that highlights the consequences of this status.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

FirstName LastNameJ. Adam Guo                                Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameEmo Capital, Corp.
                                                             Services
July 12, 2023 Page 4
cc:       Vic Devlaeminck, Esq.
FirstName LastName